EXHIBIT 2.2

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (“Agreement”), dated as April 25, 2016 (the “Execution Date”), is between Brenham Oil & Gas Corp. (the “Contributor”), and American International Industries, Inc. (the “Recipient”). Contributor and Recipient may be referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

WHEREAS, pursuant the Parties desire that Contributor convey to Recipient, and Recipient acquire from Contributor all of Contributor’s rights, title, and interest in certain oil and gas interests owned by Contributor;

WHEREAS, the Sales Price takes into account the history of the Properties and the conveyance of the Properties on an “as is, where is” basis;

THEREFORE, in consideration of the covenants and agreements herein contained, Contributor and Recipient agree as follows:

1.          “Property” or “Properties” means all of Contributor’s rights, titles, obligations, and interests, directly or indirectly, conditional and unconditional (whether by agreement or otherwise) to any oil and gas assets, including: (i) in, to and under, or derived from, all of the oil and gas leases set forth on Exhibit A hereto (each a “Lease” and collectively, the “Leases”), including any easements, right-of-ways, permits, licenses and surface rights appurtenant to any Lease, and any interest of Contributor in and to oil, gas or other minerals in, on or under any land described in a Lease; (ii) in and to the wells set forth on Exhibit A (each a “Well” and collectively, the “Wells”), inventory, spare parts, tools, tubing, casing, pipe, fixtures, wellhead equipment, pumping units, tank batteries, gathering lines or systems, flowlines, production equipment, gas plants and facilities, treatment facilities, injection facilities, disposal facilities, dehydration facilities, radio towers, remote terminal units, SCADA equipment, appurtenances and improvements situated upon the Leases or land pooled or unitized therewith or used or held in connection with the ownership development or operation of the Properties or the production, treatment, storage, compression, processing or transportation of crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) from or in the Wells or the lands covered by the Leases or lands pooled or unitized therewith; and (iii) all of the units and shares in and to Brenham Oil and Gas Corp.’s oil and gas subsidiaries, including Brenham Oil & Gas Inc. (a Texas Corporation); Brenham Oil & Gas International, LLC (a Nevis LLC), Brenham Dyess Field, LLC (a Texas LLC), and Brenham Operating, LLC (a Texas LLC).

2.          Sale and Purchase. Subject to and upon all of the terms, conditions, reservations and exceptions hereinafter set forth, without any further action or approval on the part of the Recipient, Contributor shall sell, transfer, assign, convey and deliver the Properties to Recipient, and Recipient shall purchase, receive, pay for and accept the Properties from Contributor, effective as the “Effective Time” of the merger between Brenham Oil and Gas Corp. and Angola International Capital (as that term is defined in the Agreement and Plan of Merger between those companies.

3.          Quitclaim Prior to Effective Time. Contributor hereby quitclaims and releases unto Recipient all of Contributor’s right, title, and interest in and to the Properties, if any, including, without limitation, all trade credits and accounts receivable, and other receivables attributable to the Properties with respect to any period of time prior to the Effective Time; (ii) all deposits, cash, checks in process of collection, cash equivalents and funds attributable to the Properties with respect to any period of time prior to the Effective Time; (iii) all proceeds, income or revenues accruing with respect to the Properties prior to the Effective Time; (iv) all Hydrocarbons produced from or attributable to the Properties with respect to all periods prior to the Effective Time, together with all proceeds from or of such Hydrocarbons.

4.          Sale Price and Deposit. The sale price for the Properties shall be the total amount of payables or debts, conditional or unconditional, irrespective of due date, owed by Brenham to any other Person, including Recipient, at the Effective Time (“Sale Price”).

5.          Contributor's Representation And Warranties. Contributor represents and warrants to Recipient as of the date hereof, and the Closing Date that:

a)          Contributor is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and is duly qualified to carry on its business in those states where it is required to do so;

b)          Contributor has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement and the other documents and agreements contemplated hereby. This Agreement, and all documents and instruments required hereunder to be executed and delivered by Contributor at Closing, constitute legal, valid and binding obligations of Contributor in accordance with its respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors;

c)          There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to the actual knowledge of Contributor, threatened against Contributor; and

d)          The execution, delivery and performance of this Agreement and the transaction contemplated hereunder have been duly and validly authorized by all requisite authorizing action, corporate, partnership or otherwise, on the part of Contributor.

6.          Recipient’s Representation And Warranties. Recipient represents and warrants to Contributor as of the date hereof, and the Closing Date that:

a)          Recipient is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and is duly qualified to carry on its business in those states where it is required to do so;

b)          Recipient has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform it obligations under this Agreement and the other documents and agreements contemplated hereby. The consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, any provision of Recipient's articles of incorporation, partnership agreement(s), by-laws or governing documents or any material agreement or instrument to which it is a party or by which it is bound, or any judgment, decree, order, statute, rule, or regulation applicable to Recipient;

c)          the execution, delivery and performance of this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite authorizing action, corporate, partnership or otherwise, on the part of Recipient;

d)          this Agreement, and all documents and instruments required hereunder to be executed and delivered by Recipient at Closing, constitute legal, valid and binding obligations of Recipient in accordance with their respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors;

e)          there are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to the actual knowledge of Recipient threatened against Recipient;

f)         Recipient is experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Recipient represents and warrants that (i) as of the Execution Date of this Agreement, it has made all such independent investigation, verification, analysis and evaluation of the Properties as it deems necessary or appropriate to enter into this Agreement and consummate the transactions contemplated hereby; and (ii) that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Recipient has relied solely upon its own independent investigation, verification, analysis and evaluation of the Properties; and

g)          The amount of the Sale Price is equal to the total amount that Contributor owes to American International Industries, Inc. or any other person.

7.          Delivery of Records. Contributor shall deliver to Recipient any Lease files, property records, contract files, operations files, and copies of tax and accounting records (“Records”) related to the Properties in Contributor’s possession or that Contributor receives within ninety (90) days of Closing. For a period of three (3) years after the Effective Time, the Recipient shall make available the Records to Contributor and shall use its reasonable commercial efforts, at no cost to Contributor, to assist and coordinate with Contributor’s auditors and Officers regarding the Records, accounting treatment, compliance matters, and filings (tax or otherwise) of Contributor arising prior to the Effective Time.

8.           Warranty of Title. Contributor offers no representations or warranties whatsoever regarding the Properties. BUYER UNDERSTANDS THAT THE PROPERTIES ARE BEING SOLD ON AN “AS IS, WHERE IS” BASIS.

9.          Conditions of Closing by Recipient. The obligation of Recipient to close is subject to the satisfaction of the following conditions:

a)          All representations and warranties of Contributor contained in this Agreement shall be true and correct in all material respects;

b)           Contributor shall have performed and satisfied all material covenants required by this Agreement to be performed and satisfied by Contributor; and

c)          There is no suit or other proceeding pending or threatened before any court or governmental agency seeking to restrain or prohibit this transaction, or to declare this transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.

10.         Conditions of Closing by Contributor. The obligation of Contributor to close is subject to the satisfaction of the following conditions:

a)          All representations and warranties of Recipient contained in this Agreement shall be true and correct in any and all material respects as of the Closing;

b)          Recipient shall have performed and satisfied all material agreements and covenants required by this Agreement to be performed and satisfied by Recipient at or prior to Closing; and

c)          There is no suit or other proceeding pending or threatened before any court or governmental agency seeking to restrain or prohibit this transaction, or to declare this transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.

11.         Closing. The closing (“Closing”) shall occur at the Effective Time (the “Closing Date”), at such time and place as Contributor and Recipient may mutually agree in writing.

At the Closing, the following shall occur:

a)          Contributor and Recipient shall execute, acknowledge and deliver one or more conveyances, assignments, and bill of sales, covering all of the Properties to be sold pursuant hereto; and

b)          The Sale Price shall be credited against, and discharge, all payables owing from Contributor to Recipient.

Promptly after the Effective Time and no later than one (1) Business Day, the Recipient shall discharge any third party payables or guarantees. If it is determined that the debts, obligations, or liabilities of Brenham Oil and Gas Corp. arising prior to the Effective Time are greater than the Sale Price, the amount of the Sale Price shall be adjusted upwards by such amount, so that at the Effective Time, the Contributor has no debts, liabilities, or obligations whatsoever.

12.         Recipient’s Indemnity of Contributor. The Indemnities in this Agreement are intended to be broad and cover all Claims/Losses connected with i) the Properties and ii) the Securities & Exchange Commission (“SEC”) filings related to the Properties or the Contributor that were made prior to the Effective Time. Recipient shall Indemnify the Contributor Group from any and all Claims/Losses directly or indirectly based on, in connection with, relating to, or arising out of the Properties prior to the Effective Time or any of Contributor Group’s SEC filings related to the Properties prior to the Effective Time, including any one or more of the following:

(a)         personal injury to or death of any person and damage to or destruction of property;

(b)         any of Contributor Group’s fault or negligent acts or omissions;

(c)         damage caused by any of Contributor Group or the Properties to third party facilities;

(d)        any misrepresentation by the Recipient or breach by the Recipient of any representation or warranty made herein;

(e)         breach of any covenant, agreement, or obligation of the Recipient contained in this Agreement;

(f)          any violation of any applicable laws or regulations by any of Contributor Group, including those related to Contributor Group’s filings with the SEC in respect of the Properties;

(g)         any Claims/Losses by any of Contributor Group or by anyone directly or indirectly employed by any of Contributor Group;

(h)         contamination or pollution, including its control and removal, or the failure to plug or abandon any well, related to any of the Properties;

(i)          any amounts owed by the Contributor to any other Person prior to the Effective Time;

(j)          any Claims/Losses for unauthorized disclosure or use of any trade secret, proprietary right, intellectual property right, or patent, copyright, or trademark infringement;

(k)         any taxes or fees owed by Contributor prior to the Effective Time; and

(l)          any debts, liabilities, or obligations of Contributor Group in respect of the Properties and their management arising prior to the Effective Time.

The Indemnity obligations in this Agreement shall apply regardless of whether any of the Contributor Group was concurrently negligent (whether actively or passively), grossly negligent, strictly liable, or otherwise in breach of any duty whatsoever (whether contractual, statutory, or otherwise). The Indemnity obligations in this Agreement also shall apply to any consequential, special, incidental, or indirect damages for which any of the Contributor Group becomes liable to another Person, including loss of production, loss of product, loss of use, loss of business, business interruption, loss of revenue, and loss of profit, in each case, whether direct or indirect.

Other than the preceding, neither Party shall be liable to the other for any indirect, incidental, consequential, punitive, or exemplary damages, including lost profits or lost opportunity, however the same may be caused.

The following terms have the following meanings:

“Claims/Losses” means any one or more of the following: (a) claim of any kind and description, including any action, suit, arbitration, contractual indemnity, or proceeding asserted by any Person (whether by any third party, any Government Instrumentality, any of Contributor Group, or any of Recipient Group); and (b) loss of any kind and description, including any judgment, settlement, arbitral award, debt, damage, fine, penalty, interest, costs, expense, or liability (including court costs and attorneys’ fees); and with respect to both (a) and (b), irrespective of whether the claim or loss arises in or from equity, at common law, or by statute, under the law of contracts, tort or property law, negligence, strict liability without regard to fault, liability for defective equipment, personal injury (including death), emotional distress, real and personal property damage, contamination of the environment or injury to natural resources, or economic loss.

“Contributor Group” means (i) the Contributor, (ii) each of the Persons owning units or shares in the Contributor, (iii) the Affiliates of (i)-(ii) (other than the Recipient); and (iv) directors, officers, employees, agents, servants, representatives, insurers, contractors (excluding Recipient Group) and subcontractors (excluding Recipient Group) of (i)-(iii).

"Government Instrumentality" means any national, federal, state, local government, or other political subdivision, or any ministry, department, court, commission, board, agency, institution, or similar entity, of any country having jurisdiction over any of the Properties, any of the Recipient Group, or any of the Contributor Group.

“Indemnify” means release, protect, indemnify, hold harmless, and defend (including taking such steps and incurring such fees, costs, and expenses as may be necessary to defend any Claims/Losses whether pre-litigation or in connection any proceedings in any court or other tribunal and shall include the obligation to pay attorneys’ fees, court costs, expert fees). The words “Indemnity,” “Indemnification,” and “Indemnifying,” shall be construed to mean the same.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, association, Government Instrumentality or other legal entity.

“Recipient Group” means the (i) Recipient; and (ii) the Affiliates of (i); and (iii) directors, officers, employees, agents, servants, representatives, insurers, contractors and subcontractors of (i)-(ii).

13.         Taxes. Any and all taxes imposed against the Properties or the Contributor Group, accrued on or before the date of the Contribution shall be the responsibility of the Recipient, and the Recipient shall pay, and Indemnify Contributor Group with respect to payment of all such taxes on the Properties.

14.         Arbitration. Any dispute arising under this Agreement (“Arbitrable Dispute”) shall be referred to and resolved by binding arbitration to take place in Austin, Texas, by a single arbitrator, in accordance with the Commercial Arbitration Rules of the American Arbitration Association; and, to the maximum extent applicable, the Federal Arbitration Act (Title 9 of the United States Code). If there is any inconsistency between this Article and any statute or rules, this Article shall control. Arbitration shall be initiated within the applicable time limits set forth in this Agreement and not thereafter, by one Party (“Claimant”) giving written notice to the other Party (“Respondent”) and to the American Arbitration Association (“AAA”), that the Claimant elects to refer the Arbitrable Dispute to arbitration. If the Parties fail to appoint an arbitrator within ten (10) Days from Claimant’s notice initiating the arbitration, the AAA shall make such an appointment. Contributor and Recipient shall each pay one-half of the compensation and expenses of the arbitrator. The arbitrator must be a neutral party with at least 15 years of experience as an oil and gas lawyer in Texas who has never been an officer, director, employee, or Recipient of the Parties or any of their Affiliates. The Parties may engage in limited discovery of relevant and material information that is reasonably calculated to lead to admissible evidence through depositions of expert and fact witnesses. The arbitrator may grant a request for additional discovery or may, in their discretion, order additional discovery. Any information disclosed to the other Party shall be confidential and not disclosed to third parties, except as required by law. The hearing shall be commenced within twenty (20) Days after the selection of the arbitrator. The interpretation, construction and effect of this Agreement shall be governed in accordance with the provisions of Section 20. The Federal Rules of Evidence shall guide the arbitrator in determining what information he/she shall consider in reaching the decision. Irrespective of the outcome of arbitration, each Party shall solely be responsible for its own arbitration costs and legal costs, and no award of such costs shall be permitted.

15.         Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, or if mailed by registered or certified mail, postage prepaid, to the addresses of record with the Texas Secretary of State or as otherwise notified to the other Party in writing.

16.         Further Assurance. After Closing, Recipient shall assume all responsibility for notifying the other working interest owners, operators, purchaser(s) of oil and gas production from the Properties, mineral rights owners, and such other designated persons who may be responsible for the operating costs of the Properties or for disbursing payments for the purchase of such production, of the change of ownership of the Properties. Recipient shall take all actions necessary to effectuate the transfer of such payments to Recipient as soon as possible.

17.         Press Release. There shall be no press release or public communication concerning this purchase and sale by either Party, except as required by law, stock exchange regulations, or with the written consent of the Party not originating said release or communication or if necessary to effect this Agreement. The Parties will endeavor to consult each other in a timely manner on all press releases required by law or stock exchange regulation.

18.         Entire Agreement. This instrument states the entire agreement between the Parties and may only be supplemented, altered, amended, modified or revoked by a written agreement signed by both Parties. This Agreement supersedes any prior agreements between the Parties concerning sale of the Properties, except that any confidentiality agreement shall terminate at Closing. The headings are for guidance only and shall have no significance in the interpretations of this Agreement.

19.         Assignability. This Agreement and the rights and obligations hereunder shall not be assignable or delegable by either Party without the prior written consent of the other Party, which consent can be withheld by the other Party in such Party’s sole and absolute discretion.

20.         Choice of Law. This Agreement shall be governed by the laws of the State of TEXAS, excluding the principles of conflict of laws that would cause the laws of another JURISDICTION to apply.

21.         Counterpart Execution. This Agreement may be executed in counterparts, including by facsimile or PDF, and each counterpart shall constitute a binding agreement as if the Parties had executed a single document.

22.         Severance of Invalid Provisions. If, for any reason and for so long as, any clause or provision of this Agreement is held by a court or arbitrator of competent jurisdiction to be illegal, invalid, unenforceable or unconscionable under any present or future law (or interpretation thereof), the remainder of this Agreement shall not be affected by such illegality or invalidity. Any such invalid provision shall be deemed severed from this Agreement as if this Agreement had been executed with the invalid provision eliminated. The surviving provisions of this Agreement shall remain in full force and effect unless the removal of the invalid provision destroys the legitimate purpose of this Agreement; in which event this Agreement shall be null and void. The Parties shall negotiate in good faith for any required modifications to this Agreement.

EXECUTED as of the Execution Date.

Agreed to by Recipient, American International Industries, Inc.

/s/: Daniel Dror	Dated: April 25, 2016
By: Daniel Dror
Title: CEO

Agreed to by Contributor, Brenham Oil & Gas Corp.

/s/: Bryant Mook	Date: April 25. 2016
By: Bryant Mook
Title: President

LISTS OF EXHIBITS

Exhibit “A”	The Properties

EXHIBIT A: The Properties

1.	Inez Field Prospect, Victoria County, Texas
2.	Pierce Junction Field, Harris County, Texas
3.	394 Acre Lease on Gillock Field in Galveston County, Texas
4.	Brenham Oil & Gas, Inc., a wholly-owned subsidiary of Contributor and all of its subsidiaries, including, without limitation, Brenham Operating, LLC, Brenham Dyess Field, LLC, Brenham Vaughn Holdings, LLC, and Brenham Equatorial Guinea, LLC, and all of the assets of the preceding
5.	Washington County, Texas Royalty Interest
6.	Any other oil and gas interests or assets of Contributor